

Athleta-ed, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and

Independent Accountant's Review Report

Years Ended December 31, 2019 and 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Athleta-ed Inc

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 and 2018 and the related statements of operations, and cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
August 23, 2020

Vincenzo Mongio

CONSOLIDATED BALANCE SHEETS

DECEMBER 2019 AND 2018

<u>ASSETS</u>

		2019		**2018**
CURRENT:				
CASH	$	5,528	$	5,272
ACCOUNTS RECEIVABLE		7,236		-
TOTAL CURRENT	$	12,764	$	5,272
TOTAL ASSETS		12,764		5,272
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES:				
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	106,288	$	-
SHAREHOLDER ADVANCES (Note 6)		107,715		5,000
TOTAL CURRENT LIABILITIES	$	214,003	$	5,000
LONG TERM LIABILITIES:				
DEBT (Note 7)	$	230,000	$	120,000
TOTAL LONG TERM LIABILITIES		230,000		120,000
TOTAL LIABILITIES	$	444,003	$	125,000
SHAREHOLDERS' EQUITY (DEFICIT):				
COMMON STOCK, AUTHORIZED 20,000,000 SHARES,				
12,300,000 SHARES ISSUED AND OUTSTANDING $0.001 PAR VALUE		-		-
PREFERRED STOCK, AUTHORIZED 20,000,000 SHARES,				
-0- SHARES ISSUED AND OUTSTANDING $0.001 PAR VALUE	$	-	$	-
RETAINED EARNINGS		(431,239)		(119,728)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT	$	(431,239)	$	(119,728)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		12,764		5,272

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 2019 AND 2018

		2019		**2018**
REVENUES	$	7,236	$	-
OPERATING EXPENSES:				
COURSE DEVELOPMENT	$	260,466	$	92,125
TRAVEL		22,881.00		-
OFFICE	$	31,548	$	27,603
MEALS AND ENTERTAINMENT		$3,852		0
TOTAL OPERATING	$	318,747	$	119,728
NET OPERATING LOSS		(311,511.00)		(119,728.00)

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 2019 AND 2018

	COMMON STOCK		PREFERRED STOCK		RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT
BEGINNING BALANCE, FEBRUARY, 2018 (INCEPTION)	12,300,000	-	-	$ -	$ -	$ -
CONTRIBUTIONS	-	-	-	-	-	-
NET INCOME	-	-	-	$ -	$ (119,728)	$ (119,728)
ENDING BALANCE DECEMBER 31, 2018	12,300,000	-	-	-	(119,728)	(119,728)
CONTRIBUTIONS	-	-	-	$ -	$ -	$ -
NET INCOME	-	-	-	-	(311,511)	(311,511)
ENDING BALANCE DECEMBER 31, 2019	12,300,000	-	-	$ -	$ (431,239)	$ (431,239)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME (LOSS)	$ (311,511)	$ (119,728)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES:		
INCREASE (DECREASE) IN CASH RESULTING FROM CHANGES IN:		
ACCOUNTS RECEIVABLE	$ (7,236)	$ -
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	106,288	-
NET CASH USED IN OPERATING ACTIVITIES	$ (212,459)	$ (119,728)
CASH FLOW PROVIDED BY INVESTING ACTIVITIES:		
SHAREHOLDER ADVANCES	$ 102,715	$ 5,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	102,715	5,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
INCREASE IN CONVERTIBLE PROMISSORY NOTE	110,000	120,000
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	$ 110,000	$ 120,000
INCREASE (DECREASE) IN CASH	256	5,272
CASH, beginning	$ 5,272	$ -
CASH, ending	5,528	5,272

Note 1 – Organization and Nature of Activities

Athleta-Ed, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company provides sports business education that harnesses the power of sports business content and ed-tech personalization. It delivers its services through traditional in-person instruction and online courses, leveraging ed-tech AI, and assessments to drive greater learning outcomes. The company has a remote workforce with its key leadership primarily based in Northern and Southern California.

The Company will conduct an additional equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. These consolidated financial statements include the accounts and operations of Athleta-Ed Inc. and Athleta-Ed Canada Inc. There were no intercompany transactions during the periods covered by these financial statements and no activity as it relates to Athleta-Ed Canada Inc. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

The Company generates revenues by offering college-level educational courses at Universities within the United States.

Cost of Revenue

Cost of revenues primarily consists of expenses related to paying instructors and the development of course curriculum.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Stockholder's Equity

The company has authorized 20,000,000 shares of common stock with a par value of $.001 each, of which 12,300,000 shares of common stock were issued and outstanding. The Company has two founders that hold a total of 8,610,000 and 3,690,000, respectively, of the authorized, issued, and outstanding shares of common stock.

The Company has no other shareholders that maintain greater than 10% of the fully diluted stock of the Company as of December 31, 2019.

Note 5 – Subsequent Events

The Company has evaluated its subsequent events through August 20, 2020, the date the financial statements were available to be issued.

Stock Split

On March 23, 2020, the Board of Directors approved a motion as follows:

1. Authorized shares were increased from 20,000,000 to 100,000,000.
2. Shareholders of record received a 3 for 1 stock split. As such, total outstanding shares were increased from 12,300,000 to 36,900,000.

Convertible Debt

The Company issued notes payable to several individuals on January 6, 2020 totaling $55,000 with an annual interest rate of 4% and a maturity date for principal and interest due on December 31, 2023. Company can voluntarily prepay principal and interest with 5 days written notice. In the event of a change of control, as defined by the SEC, the note and any accrued interest are due and payable within 5 days. A change of control is if a person or group, directly or indirectly, owns more than 50% of the voting stock.

Based upon certain events, the notes are convertible into preferred stock as follows:

1. Automatic conversion: A Qualified Financing is one where $1,000,000 or more is raised in the issuance of Preferred stock. Holders of a convertible note will be entitled to convert at the same terms and conditions offered to the new purchasers.
2. Voluntary conversion: If no Qualified Financing happens before the maturity date, holders of a convertible note will be entitled to convert into common stock at a price per share equal to the lesser of:
   a. Fair market value as determined by the Board of Directors AND
   b. An amount obtained by dividing (x) $14,000,000 by (y) Fully Diluted Capitalization of the Company

3. Conversion upon a Change of Control or an Initial Public Offering: If a Change of Control or an Initial Public Offering occurs prior to a Qualified Financing and prior to payment in full of the principal amount due on this note, holders of a convertible note will be entitled to convert into common stock at a price per share equal to the lesser of:
    a. Fair market value as determined by the Board of Directors AND
    b. An amount obtained by dividing (x) $14,000,000 by (y) Fully Diluted Capitalization of the Company

Note 6 – Related Party Transactions

Advances from shareholders' total $107,715 and $5,000 for 2019 and 2018. These advances are non-interest bearing and are due December 31, 2020.

Note 7 – Debt

Future Equity Obligations

During the periods ending December 31, 2019 and 2018, the Company entered into $110,000 and $120,000, for a total of $230,000 of SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $12,500,000.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of the Company's common or preferred stock equal to the terms of the equity financing. The type of shares to be issued (common or preferred) will be the same type as received in the equity financing.

If there is a liquidity event before the expiration or termination of the SAFE Agreement, the Investor will receive at its option, (i) a cash payment equal to the two times purchase amount or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price. Thereafter the SAFE Agreement will terminate.

In connection with a cash payment through a liquidity event, if there are not enough funds to pay the Investor and holders of other similar agreements for future equity (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of common stock equal to the remaining unpaid purchase amount divided by the liquidity price.

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the years ended December 31, 2019 and 2018 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.